October 14, 2010

Via EDGAR

Beverly A. Singleton Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China Auto Logistics Inc.
Item 4.01 Form 8-K
Filed October 6, 2010
File No. 1-34393

Dear Ms. Singleton:

On behalf of China Auto Logistics Inc.. (the “Company”), as counsel for the Company, we hereby submit this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2010, regarding the above referenced Current Report on Form 8-K.

It is our understanding that the auditors for the Company have discussed the signature issue raised in the Staff’s letter with both the Commission and the Public Company Accounting Oversight Board.  It is also our understanding that the auditors are currently evaluating whether to sign their reports as MarcumStonefield or as Marcum LLP.  We will continue to keep the Staff updated and will file a response letter with the Commission when a final decision has been reached.

Please do not hesitate to contact me at (212) 536-3915 if you have further questions or would like to discuss any other matters.

Very truly yours,

/s/ Jonathan Barron

Jonathan M. Barron, Esq.